# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alumis Inc., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 05/21/2025
Amends the filing with accession number 0000902664-24-004604
Filed by CIK 0001975990
Persons authorized to receive notices and communications: Gregory A. Brown, AyurMaya Capital Management Company. LP, 3 Pleasant Street, Suite 400, Portsmouth, New Hampshire (NH), 03801, 781-522-4007; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- AyurMaya Capital Management Company, LP (CIK 0001975990): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,139,707; sole dispositive power 0; shared dispositive power 15,139,707; aggregate amount beneficially owned 15,139,707 (15.8% of the class)
- David E. Goel (CIK 0001548144): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,139,707; sole dispositive power 0; shared dispositive power 15,139,707; aggregate amount beneficially owned 15,139,707 (15.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alumis Inc.
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 3, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 2 supplements Item 4 and amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Merger closed on May 21, 2025. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock of ACELYRIN, par value $0.00001 per share (collectively, the "ACELYRIN Shares"), was cancelled and converted into the right to receive 0.4814 shares of Common Stock of the Issuer, without interest and, if applicable, cash in lieu of fractional shares, without interest, subject to any applicable withholding. Accordingly, at the Effective Time of the Merger, the AyurMaya Fund received, in exchange for its 9,334,735 ACELRYIN Shares, approximately 4,493,741 shares of Common Stock, as disclosed to the Reporting Persons by the Issuer. The Reporting Persons will file an amendment to the Schedule 13D to the extent the actual number of shares of Common Stock received differs materially from the foregoing.

The foregoing summary of the transaction that was consummated pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by, the full text of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 21, 2025, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon approximately 95,819,723 shares of Common Stock outstanding following the Effective Time of the Merger, as disclosed to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 of this Amendment No. 2, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- AyurMaya Capital Management Company, LP: /s/ David E. Goel, By: AyurMaya Capital Management Company GP, LLC, General Partner, By: David E. Goel, Managing Member (05/23/2025)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (05/23/2025)